

August 19, 2013

<u>Via E-mail</u>
Lainie Goldstein
Chief Financial Officer
Take-Two Interactive Software, Inc.
622 Broadway, 6th Floor
New York, NY 10012

  Re: **Take-Two Interactive Software, Inc.**
    Form 10-K for Fiscal Year Ended March 31, 2013
    Filed May 14, 2013
    File No. 001-34003

Dear Ms. Goldsein:

  We have reviewed your letter dated August 2, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 22, 2013.

Form 10-K for Fiscal Year Ended March 31, 2013

Notes to Consolidated Financial Statements

Note 1. Basis for Presentation and Significant Accounting Policies

Revenue Recognition, page 73

1. We note from your response to prior comment 5 that you establish VSOE of fair value for free additional content based upon prices charged when comparable elements are sold separately. In addition, you state that you have an established history of selling downloadable content as separate and distinct stand-alone transactions. Please tell us when you began selling downloadable content, for how many of your games you have

sold such content and the amount of revenue earned from the sale of downloadable content during each of the last three fiscal years, as applicable. In addition, please describe further your process for identifying the separate sales of downloadable content used to establish VSOE of fair value for the free additional content.

Note 13. Income Taxes, page 89

2. We note from your response to prior comment 1 that the difference between the US rate of 35% and the Swiss rate of 11.7% accounts for substantially the entire foreign rate differential in the effective rate reconciliation table. You further state that because there is a full valuation allowance recorded against your deferred tax assets in Switzerland, there is no tax benefit or expense related to Switzerland and therefore, no impact on your overall tax position. Please explain further how your rate reconciliation table supports these assertions. In this regard, your rate reconciliation reflects an increase applicable to foreign tax rate differential of 41.5% with an offsetting decrease for the valuation allowance of only 6.2%. To the extent that your valuation allowance is comprised of several components netted against each other, please provide us with a breakdown of these components and tell us your consideration to enhance your disclosures in future filings to explain the various factors that impact the change in your valuation allowance from year to year.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

Cc: Via E-mail
     Seth Krauss – Take-Two Interactive Software, Inc.
     Adam Turteltaub, Esq. – Willkie Farr & Gallagher LLP